SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

PAXSON COMMUNICATIONS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

Class A Common Stock

704231 10 9
(CUSIP Number of Class of Securities of Underlying Common Stock)

Anthony L. Morrison
Paxson Communications Corporation
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
David L. Perry, Jr.
Holland & Knight LLP
625 Flagler Drive, Suite 700
West Palm Beach, Florida 33401
(561) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,884,214.00	$817.35

*	Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 7,305,300 shares of common stock of Paxson Communications Corporation having an aggregate value of $8,884,214 as of December 10, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such eligible options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the product of 0.000092 and the value of the transaction.

**	Previously paid.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $817.35
Form or Registration No.: 005-46760
Filing party: Paxson Communications Corporation
Date filed: December 23, 2002

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO originally filed by Paxson Communications Corporation on December 23, 2002. Except as set forth below, the information contained in the original Schedule TO remains unchanged.

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Item 2. Subject Company Information

     The first paragraph of Item 2(b) of the Schedule TO is hereby amended and restated in its entirety as follows:

     This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange outstanding options to purchase shares of the Company’s Class A common stock, par value $0.001 per share, having an exercise price of $7.25 per share or higher, held by eligible persons for new options which will be granted under the Company’s 1998 Stock Incentive Plan, upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange. As of December 10, 2002, options to purchase 8,028,025 shares of Class A common stock were issued and outstanding, 5,505,300 of which were held by “eligible persons” and constitute “eligible options” and may be exchanged in the offer.

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Item 10.   Financial Statements.

     Item 10 of the Schedule TO is hereby amended and restated in its entirety as follows:

     (a)  Financial Information.

     The information set forth in the Offer to Exchange under the captions “The Offer — Financial Information” and “The Offer — Additional Information” and on pages F-1 through F-34 of Paxson’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (“Form 10-K” ), and on pages 2 through 12 of Paxson’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 (“Form 10-Q”) are incorporated herein by reference. Such reports may be inspected at, and copies obtained from, the same place and in the same manner as set forth in the Offer to Exchange under the caption “Additional Information,” including electronically on the Commission’s website at http://www.sec.gov.

     (b)  Pro Forma Information.

     The information set forth in the Offer to Exchange under the caption “The Offer—Financial Information—Unaudited Pro Forma Information” is incorporated herein by reference.

     (c)  Summary Information.

     The information set forth in the Offer to Exchange under the caption “The Offer—Financial Information—Summary Consolidated Financial and Other Data” is incorporated herein by reference.

Item 12. Exhibits.

     The exhibits identified below that are not marked as “Previously filed” are amended and restated in their entirety by the versions of such exhibits attached as exhibits to this Amendment No. 1 to Schedule TO.

     (a)  (1) Offer To Exchange Outstanding Options Having An Exercise Price Of $7.25 Per Share Or Higher.

(2) Election Form Pursuant To The Offer To Exchange Certain Outstanding Options Held By Eligible Holders For New Options.

(3) Transmittal Letter To Eligible Holders (Distributed to Current Employees).*

(4) Transmittal Letter to Eligible Holders (Distributed to Former Employees).*

(5) Notice To Change Election.*

(6) Form Of Paxson Communications Corporation Non-Qualified Stock Option Agreement.

     (b)  Not applicable.

     (d)  Paxson Communications Corporation amended 1998 Stock Incentive Plan.*

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     (g)  Not applicable.

     (h)  Not applicable.

*  Previously filed.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

PAXSON COMMUNICATIONS CORPORATION

/s/ Lowell W. Paxson

Lowell W. Paxson Chairman and Chief Executive Officer

Date: January 14, 2003

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INDEX TO EXHIBITS

(a)	(1) Offer To Exchange Outstanding Options Having An Exercise Price Of $7.25 Per Share Or Higher.

(2) Election Form Pursuant To The Offer To Exchange Certain Outstanding Options Held By Eligible Holders For New Options.

(3) Transmittal Letter To Eligible Holders (Distributed to Current Employees).*

(4) Transmittal Letter to Eligible Holders (Distributed to Former Employees).*

(5) Notice To Change Election.*

(6) Form Of Paxson Communications Corporation Non-Qualified Stock Option Agreement.

(b)  Not applicable.

(d)  Paxson Communications Corporation amended 1998 Stock Incentive Plan.*

(g)  Not applicable.

(h)  Not applicable.

*  Previously filed.